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Exhibit 99.3

FALCONBRIDGE FALCONBRIDGE LIMITED Suite 200 – 181 Bay Street Toronto, Ontario M5J 2T3 Telephone: 416-982-7111 Fax: 416-982-7423 www.falconbridge.com

FOR IMMEDIATE RELEASE

FALCONBRIDGE LIMITED ADVANCES SMSP/FALCONBRIDGE
KONIAMBO JOINT VENTURE

        June 7, 2005, Toronto, Ontario — Falconbridge Limited is pleased to announce the company has advanced its joint venture Koniambo ferronickel project in New Caledonia by satisfying the first of two conditions in the Bercy Accord. This was achieved well in advance of the January 1, 2006 deadline.

        Under the Bercy Accord, Falconbridge and its joint venture partner, Société Minière du Sud Pacifique S.A. (SMSP), are to receive a 49% and 51% interest, respectively, in the Project when two conditions are met:

  1)
  the completion of a positive technical feasibility study;

  2)
  placement of firm orders of at least US$100 million for equipment and services relating to the project.

        These conditions must be met before the Bercy Accord deadline of January 1, 2006.

        The first condition has now been satisfied. Wardell Armstrong International (WAI) completed a Technical Audit of the Bankable Feasibility Study (BFS) for Nickel Management (Jersey) Limited.

        Nickel Management (Jersey) Limited is responsible for ensuring that the terms and conditions of the Bercy Accord are adhered to and the rights and obligations of the various parties to the Bercy Accord are recognized and carried out. The audit included a review of the BFS and the supporting data and the Environmental and Social Impact Assessment (ESIA) provided by Falconbridge. A Director of Nickel Management (Jersey) Limited also undertook a limited review of the BFS and ESIA.

        WAI stated in its Technical Audit: "WAI confirms that all technical areas of the BFS have been considered in accordance with the requirements of the Protocol. All technical areas are complete, positive and satisfy the requirements of the Protocol. WAI concludes that the BFS has been prepared to a high standard and that all the technical aspects of the project are sound."

        Nickel Management Jersey therefore concluded that the requirements of the first step of the Bercy Accord have been met and have informed all parties to the accord of this conclusion.

        "Koniambo is one of the world's most promising nickel projects. We are very pleased to have satisfied this Bercy Accord condition and we remain focused on continuing to advance the project," said Aaron Regent, President and Chief Executive Officer of Falconbridge Limited.

Background

        The Koniambo ferronickel project is located in the Northern Province of New Caledonia, near the provincial capital of Kone. At a 1.5% nickel cut-off grade, the deposit contains measured plus indicated resources totaling 142.1 million tonnes at 2.13% nickel. Together with additional inferred resources of 156 million tonnes at 2.2% nickel, Koniambo is one of the world's largest and highest grade nickel laterite deposits. At a 2.0% nickel cut-off grade, the deposit contains measured plus indicated resources of 75.6 million tonnes at 2.47% nickel. In addition, the project has an inferred limonite resource estimated at 100 million tonnes at 1.6% nickel and 0.2% cobalt that could be developed at a later date.

        In 1998, Falconbridge entered into a joint-venture agreement with Société Minière du Sud Pacifique S.A. (SMSP) and its controlling shareholder, Société de Financement et d'Investissement de la Province Nord, for the evaluation and development of the 60,000-tonne per year nickel in ferronickel mining and smelting complex. By signing its joint-venture agreement with SMSP, Falconbridge became SMSP's approved industrial partner under the Bercy Accord, with titles to the Koniambo orebody held in escrow until the conditions of the Bercy Accord are met. Upon satisfaction of the conditions in the Bercy Accord, SMSP and Falconbridge are to receive a 51% and 49% interest, respectively, in the Project. The two conditions precedent are: 1) the completion of a positive technical feasibility study, and 2) firm orders for equipment, material and benefits (including supplies, service, engineering, etc..) of at least $100 million related to the sole completion of the project. These conditions must be met before the expiry of the Bercy Accord on January 1, 2006.

        The Bankable Feasibility Study (BFS) on the Koniambo project was completed in the fourth quarter of 2004. The Company with its partner SMSP and the French government are focused on finalizing the financing structure for this project. Earliest start-up of operations is targeted for 2009.

        Falconbridge Limited is a leading low-cost producer of nickel, copper, cobalt and platinum group metals. It is also one of the world's largest recyclers and processors of metal-bearing materials. Falconbridge's common shares are listed on the Toronto Stock Exchange under the symbol FL. The company's website can be found at www.falconbridge.com.

Contact:

Denis Couture, Vice-President, Investor Relations,
Communications and Public Affairs
Falconbridge Limited
(416) 982-7020
denis.couture@toronto.norfalc.com
www.falconbridge.com

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Exhibit 99.3